Exhibit G
                                                               Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp, a registered holding company ("Cinergy"), together with its wholly-owned nonutility subsidiaries, Cinergy Investments, Inc. ("Cinergy Investments") and Cinergy Solutions Holding Company, Inc. ("Solutions"), all of the foregoing having offices at 139 East Fourth Street, Cincinnati, Ohio 45202, together with another of Cinergy's wholly-owned nonutility subsidiaries, Cinergy Marketing & Trading, LP ("CM&T"), with offices located at 1100 Louisiana Street, Suite 4900, Houston, Texas 77002 (collectively, "Applicants"), have filed an application-declaration under Sections 9(a) and 9(c)(3), 10 and 11(b)(1) of the Act and Rules 54 and 58 thereunder. Applicants request authority through March 31, 2008 (the "Authorization Period") for Cinergy to use the proceeds of authorized financings and guarantees, including pursuant to the June 2000 Financing Order (as defined below), together with internally generated funds, to invest, directly or through one or more subsidiaries (including the other Applicants), up to $2,000,000,000 (the "Investment Cap") in "energy-related companies" as defined in Rule 58 under the Act ("Rule 58 companies") in excess of Cinergy's aggregate investment otherwise permitted thereunder (currently approximately $1.35 billion).1 Applicants assert that the additional investment authority is necessary for the continued growth of Cinergy's Rule 58 businesses, which are an integral component of Cinergy's overall growth strategy.2

         Cinergy directly or indirectly owns all the outstanding common stock of several public utility companies operating in Ohio, Indiana and Kentucky, the most significant of which are PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. CG&E is a combination electric and gas public utility holding company that provides electric and gas service in the southwestern portion of Ohio and, through its subsidiaries, provides electric and/or gas service in nearby areas of Kentucky and (pending the sale of its subsidiary, Lawrenceburg Gas Company) Indiana. CG&E's principal subsidiary is The Union Light, Heat and Power Company, which provides electric and gas service in northern Kentucky.3 Cinergy also owns numerous nonutility subsidiaries engaged in businesses authorized under the Act, by Commission order or otherwise, including "exempt wholesale generators," as defined in Section 32 of the Act ("EWGs"), "foreign utility companies," as defined in Section 33 of the Act ("FUCOs"), "exempt telecommunications companies," as defined in Section 34 of the Act, and Rule 58 companies. Cinergy Investments is a direct subsidiary of Cinergy that functions as a holding company for many of Cinergy's domestic nonutility businesses, including Solutions and CM&T and their respective subsidiaries. As of and for the six months ended June 30, 2004, Cinergy reported consolidated total assets of approximately $14.0 billion and consolidated total operating revenues of approximately $2.3 billion.

         At June 30, 2004, Cinergy's aggregate investment in Rule 58 companies was approximately $1,041 million, as against a total permissible aggregate investment under the rule of approximately $1,345 million (such amount being equal to 15 percent of Cinergy's consolidated capitalization at such date),4 leaving $304 million of unused investment capacity. According to Applicants, this remaining capacity is not sufficient to accommodate the continuing growth of Cinergy's Rule 58 businesses, including through acquisitions. Applicants state that Cinergy's need for greater investment capacity is driven largely by the success of two of Cinergy's Rule 58 companies (including their respective subsidiaries): (1) Solutions, which is engaged primarily in the cogeneration business, the provision of operation and maintenance services for third-party generating facilities and the marketing of a variety of additional energy services to large commercial and industrial customers; and (2) CM&T, which is a wholesale natural gas marketer. Most of Cinergy's June 30, 2004 aggregate investment was invested in these two companies and their respective subsidiaries (specifically, $864 million of Cinergy's total aggregate investment at June 30, 2004 of $1,041 million).

         Cinergy commenced its Solutions and CM&T businesses in the late 1990's and these businesses have grown significantly over the years, providing important contributions to Cinergy's overall earnings. Solutions and CM&T and their respective Rule 58 subsidiaries contributed approximately $.13 per share to Cinergy's 2003 earnings per share of $2.43.5

         Solutions is a low-cost producer of energy that markets an array of on-site services to customers. In particular, Solutions' business is focused on developing, marketing and maintaining comprehensive nonutility energy solutions for large commercial and industrial customers throughout the United States, with a current emphasis on: (i) the development, ownership and operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs") and renewable energy projects; (ii) the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; and (iii) the sale of technical, operational, management and other similar kinds of services and expertise developed in the course of utility operations.6 Solutions is developing or has ownership interests in a total of 21 Rule 58 projects located in 15 states, including 6 QFs and a district cooling facility in downtown Cincinnati. Since 1997, when it commenced its business, Solutions has contracted to provide energy services to a wide base of customers in a diverse range of industries, including petrochemical, manufacturing, automotive, pulp and paper, colleges and universities, and medical facilities. At June 30, 2004, Cinergy's aggregate Rule 58 investment in Solutions and its Rule 58 subsidiaries totaled $345 million, including guarantees valued at $45 million.

         In 1998, Cinergy acquired Producers Energy Marketing, LLC, now known as Cinergy Marketing & Trading, LP. Since that time CM&T, which is based in Houston, has become a full service natural gas wholesale marketing company,7 more than tripling in size over the past three years, while conducting business throughout the United States. CM&T offers a full service marketing desk, a complete line of standard and customizable derivative products, as well as hedging strategies and customized hedging programs. At year-end 2003, CM&T ranked fifth among U.S. gas marketers based on volumes,8 managing the purchase, storage, transportation and sale of 4.5 billion cubic feet per day of natural gas. At June 30, 2004, Cinergy's aggregate Rule 58 investment in CM&T and its Rule 58 subsidiaries totaled $519 million, including guarantees valued at $447 million.

         By order dated June 23, 2000 in File No. 70-9577 (HCAR No. 27190) (the "June 2000 Financing Order"), the Commission granted Cinergy authority, through June 23, 2005, subject to the terms and conditions specified therein, (i) to increase its total capitalization at December 31, 1999 by $5 billion through the issuance of debt and equity securities and (ii) to issue guarantees not to exceed $2 billion at any time outstanding. The June 2000 Financing Order generally prohibits Cinergy from issuing additional securities at any time common equity is (or as a result of the securities issuance would be) less than 30% of Cinergy's consolidated capitalization. At June 30, 2004, common equity comprised 41.8 % of Cinergy's consolidated capitalization.

         Cinergy does not propose to amend the June 2000 Financing Order, but rather seeks authorization to use the proceeds of financings authorized thereunder as well as guarantees (or the proceeds of financings authorized pursuant to any further order the Commission may issue during the Authorization Period amending or superseding the June 2000 Financing Order), together with internally generated funds, for investments in Rule 58 companies subject to the Investment Cap.

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by the Applicants or any associate company thereof in connection with the proposed transactions are estimated not to exceed approximately $10,000, consisting chiefly of fees for outside legal counsel.

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




1 Such amount represents 15 percent of Cinergy's consolidated capitalization as of June 30, 2004. See Rule 58(a)(1). Although Applicants state that the bulk of the additional investment authority would likely be applied toward investments in Solutions and CM&T, the requested authority would be available for investments in any Rule 58 companies.

2 The Commission recently granted a similar request to another registered holding company. See Northeast Utilities, et al., HCAR No. 27868A, July 2, 2004.

3 Applicants state that CG&E's other utility subsidiaries are insignificant to its consolidated results of operations.

4 See Rule 58(a)(1).

5 Represents diluted earnings per share before discontinued operations and the cumulative effect of a change in accounting principles.

6 See Rule 58(b)(1)(viii), (vi) and (vii).

7 See Rule 58(b)(v).

8 As reported by NGI, Inc. See http://intelligencepress.com/features/rankings/ gas/gas_marketer_rankings_2003.html
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